TREND MINING COMPANY
                            5439 South Prince Street
                            Littleton, Colorado 80120
                                 (303) 798-7363

                                February 13, 2006

Ms. April Sifford
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

         Re:  Trend Mining Company
              Form 10-KSB/A for the Fiscal Year Ended September 30, 2005 Filed February 1, 2006
              Commission File No. 000-31159
              -----------------------------

Dear Ms. Sifford:

         Set forth herein is our, Trend Mining Company, response to the comment contained in the comment letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated February 3, 2006, with respect to the Amendment No. 1 to the Form 10-KSB for the fiscal year ended September 30, 2005, filed with the Commission on February 1, 2006. Attached hereto, as Exhibit A, is a clean copy of the proposed Amendment No. 2 to the Form 10-KSB (the "10-KSB Amendment").

         Courtesy copies of this letter and clean and marked versions of the 10-KSB Amendment have been sent to the Staff via courier. The marked copy of the 10-KSB Amendment indicates the changes from the Amendment No. 1 to the Form 10-KSB as previously filed with the Commission.

         For your convenience, we have reprinted the Staff's written comment below prior to our response.

Form 8-K filed February 1, 2006

1. Please enhance your disclosure controls and procedures disclosure to describe your basis for [the] conclusion that your disclosure controls and procedures are effective in light of your past restatements.

Ms. April Sifford
February 13, 2006
Page 2

Item 8A in our Form 10-KSB will be modified to read as follows:

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company conducted an evaluation, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial
Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in rules promulgated under the Securities Exchange Act of 1934, as amended, as of September 30, 2005. Based upon the evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that these disclosure controls and procedures were not effective as of September 30, 2005.

CHANGES IN INTERNAL CONTROLS

During the fiscal year ended September 30, 2005, there have been no changes to the Company's internal controls over financial reporting that has materially affected or is reasonably likely to materially affect the Company's internal controls over financial reporting. However, since the Company's internal controls over financial reporting did not comply with the procedures set forth in Rules 13a-15(e) or 15d-15(e) under the Exchange Act it is currently in the process of improving its internal controls and procedures.

In January 2006, the Company discovered that an asset had been classified as an expense, rather than an asset, in the financials statements for the fiscal year ending September 30, 2005. During fiscal 2005, the Company made three installment payments for the purchase of interests in DMC Cayman, Inc. Prior to the fiscal year end, the Company entered into an agreement to sell its interests in DMC Cayman, Inc. for cash that was received subsequent to the fiscal year end, thus, resulting in an account receivable and a capital gain as of September 30, 2005. Upon each payment, an exploration expense rather than a capital asset was recognized. Thus, as a result, the capital gain and the outstanding account receivable were not recognized on the financial statements as of September 30, 2005. This involved only a misclassification of accounts. Upon discovery of the misclassification, the Company restated its financial statements previously filed on Form 10-KSB for the fiscal year ended September 30, 2005.

In light of the recent restatement, the Company has begun taking actions to improve, and plans to evaluate its internal controls and certain disclosure controls and procedures. As part of this commitment, Trend's Chief Financial Officer and Chief Executive Officer are initiating steps which include: (i) hiring new accounting staff with greater proficiency in the mining industry; and
(ii) hiring a controller to oversee the Company's financial system and closely supervise the preparation of monthly, quarterly and annual financial information.

The Company's Chief Executive Officer and Chief Financial Officer believe that these steps, set forth in the preceding paragraph, will be sufficient to strengthen its disclosure procedures and that no other changes to the Company's disclosure controls and procedures are needed in response to the discovery of the misclassification described above.

Ms. April Sifford
February 13, 2006
Page 2


                                       ***

         Thank you for your assistance in this matter. Please feel free to call me at (303) 798-7363 if you have any questions about this letter.

                                Sincerely,

                                /s/ Thomas A. Loucks
                                Thomas A. Loucks
                                President and Chief Executive Officer

cc:  Mr. Ryan Milne
     U.S. Securities and Exchange Commission

                                                                       EXHIBIT A

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-KSB/A

                                 AMENDMENT NO. 2

[X]      ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES  EXCHANGE ACT
         OF 1934

                  For the fiscal year ended September 30, 2005

[_] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from _______ to _________

                        Commission file number 000-31159

                              TREND MINING COMPANY
                 (Name of small business issuer in its charter)

              Delaware                                81-0304651
   (State or other jurisdiction of      (I.R.S. Employer Identification No.)
    incorporation or organization)

   5439 South Prince Street, Littleton, Colorado            80120
    (Address of principal executive offices)             (Zip Code)

Issuer's telephone number  (303) 798-7363

Securities registered under Section 12(b) of the Exchange Act:

     Title of each class       Name of each exchange on which registered
            None

Securities registered under Section 12(g) of the Exchange Act:

                          Common Stock, par value $0.01
                                (Title of Class)

         Check  whether the issuer is not required to file  reports  pursuant to
Section 13 or 15(d) of the Exchange Act. [_]

         Check whether the issuer: (1) filed all reports required to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]  No  [_]

         Check if there is no  disclosure  of  delinquent  filers in response to
Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [_]

         Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [_] No [X]

         State issuer's revenues for its most recent fiscal year: $0 (none)

         The aggregate market value of the voting and non-voting common equity held by non-affiliates was $6,077,468 based upon the $0.229 closing price per share of Trend's common stock as quoted by the OTC Bulletin Board on January 12, 2006.

         The number of shares common stock, par value $0.01, issued and outstanding at January 12, 2006: 40,096,168 shares.

                       DOCUMENTS INCORPORATED BY REFERENCE

         Certain information required in Items 10 and 14 of Part III of this Annual Report on Form 10-KSB are incorporated by reference from Trend's definitive Proxy Statement to be filed in connection with the upcoming annual meeting of shareholders.

         Transitional Small Business Disclosure Format (check one): Yes  No

                                EXPLANATORY NOTE

         Trend Mining Company (the "Company") is filing this Amendment No. 2 on Form 10-KSB/A to amend its Annual Report on Form 10-KSB for the fiscal year ended September 30, 2005, as filed with the Securities and Exchange Commission on January 13, 2006 (the "Original 10-KSB") and amended on February 1, 2006 ("Amendment No.1"). The purpose of this Amendment No. 2 is to provide certain information as required under Item 8A, primarily to enhance our description of our disclosure controls and procedures in light of the past restatement of our financial information. This Amendment No. 2 does not otherwise update information in the Original 10-KSB and Amendment No. 1 to reflect facts or events occurring subsequent to the dates the Original 10-KSB and Amendment No. 1 were filed.

                  WARNING CONCERNING FORWARD LOOKING STATEMENTS

         This annual report on form 10-KSB for the year ended September 30, 2005 contains forward looking statements. These include statements regarding Trend's intent, belief or expectations, or the intent, belief or expectations of Trend's directors or Trend's officers with respect to:

o        Trend's  ability to generate  revenues or find  alternative  sources of capital;
o Trend's ability to successfully establish mining operations and profitably produce platinum group or other metals at Trend's properties;
o        Trend's ability to maintain good title to Trend's claims;
o Trend's ability to comply with existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, and environmental laws; and
o        Trend's ability to retain key employees.

         Also, whenever we Trend use words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," "predict" or similar expressions, we are making forward looking statements. Actual results may differ materially from those contained in or implied by the forward looking statements as a result of various factors. Such factors include, without limitation:

o Whether Trend's properties are found to contain commercially viable quantities of minerals;
o The impact of changes in the economy, including the liquidity of precious metals markets, on us;
o Changes in political and economic conditions in major metals producing regions such as Russia and South Africa, causing fluctuations in the precious metals markets;
o Inability to fund diligence work at Trend's properties required to secure Trend's rights under Trend's unpatented mining claims;
o Compliance with and changes to regulations within the exploration, development and mining industries, such as regulations relating to taxes, royalties, land tenure and land use;
o        Compliance with and changes to environmental regulations;
o Challenges to the validity of Trend's unpatented mining claims by the government or third parties;
o        Competition within the exploration,  development and mining industries;
         and
o        Changes in federal, state and local legislation.

         These   unexpected   results   could   occur  due  to  many   different
circumstances, some of which are beyond Trend's control, such as changes in regulations and changes in the capital markets or the economy generally.

         Forward looking statements are only expressions of Trend's present expectations and intentions. Forward looking statements are not guaranteed to occur and they may not occur. You should not place undue reliance upon forward looking statements. You should read these cautionary statements as being applicable to all forward looking statements wherever they appear. Trend assumes no obligation to update the forward looking statements or the reasons why actual results could differ from those projected in the forward looking statements to reflect events or circumstances after the date hereof.

                              TREND MINING COMPANY
                            FORM 10-KSB ANNUAL REPORT
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2005
                                Table of Contents

                                     PART II

ITEM 8A. Controls and Procedures...............................................1


As used herein, "Trend Mining," "Trend," "we," and the "Company" refer to the Trend Mining Company.

                                     PART II

ITEM 8A.  CONTROLS AND PROCEDURES.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company conducted an evaluation, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial
Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in rules promulgated under the Securities Exchange Act of 1934, as amended, as of September 30, 2005. Based upon the evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that these disclosure controls and procedures were not effective as of September 30, 2005.

CHANGES IN INTERNAL CONTROLS

During the fiscal year ended September 30, 2005, there have been no changes to the Company's internal controls over financial reporting that has materially affected or is reasonably likely to materially affect the Company's internal controls over financial reporting. However, since the Company's internal controls over financial reporting did not comply with the procedures set forth in Rules 13a-15(e) or 15d-15(e) under the Exchange Act it is currently in the process of improving its internal controls and procedures.

In January 2006, the Company discovered that an asset had been classified as an expense, rather than an asset, in the financials statements for the fiscal year ending September 30, 2005. During fiscal 2005, the Company made three installment payments for the purchase of interests in DMC Cayman, Inc. Prior to the fiscal year end, the Company entered into an agreement to sell its interests in DMC Cayman, Inc. for cash that was received subsequent to the fiscal year end, thus, resulting in an account receivable and a capital gain as of September 30, 2005. Upon each payment, an exploration expense rather than a capital asset was recognized. Thus, as a result, the capital gain and the outstanding account receivable were not recognized on the financial statements as of September 30, 2005. This involved only a misclassification of accounts. Upon discovery of the misclassification, the Company restated its financial statements previously filed on Form 10-KSB for the fiscal year ended September 30, 2005. In light of the recent restatement, the Company has begun taking actions to improve, and plans to evaluate its internal controls and certain disclosure controls and procedures. As part of this commitment, Trend's Chief Financial Officer and Chief Executive Officer are initiating steps which include: (i) hiring new accounting staff with greater proficiency in the mining industry; and (ii) hiring a controller to oversee the Company's financial system and closely supervise the preparation of monthly, quarterly and annual financial information.

The Company's Chief Executive Officer and Chief Financial Officer believe that these steps, set forth in the preceding paragraph, will be sufficient to strengthen its disclosure procedures and that no other changes to the Company's disclosure controls and procedures are needed in response to the discovery of the misclassification described above.

                                   SIGNATURES

         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report on Form 10-KSB to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     TREND MINING COMPANY

Dated:  February __, 2006           By:
                                          --------------------------------------
                                    Name:  Thomas A. Loucks
                                    Title: President and Chief Executive Officer

                                    By:
                                        ----------------------------------------
                                    Name:  John P. Ryan
                                    Title: Chief Financial Officer